

July 15, 2015

David M. Cunic
Chief Executive Officer
Pazoo, Inc.
760 State Route 10, Suite 203
Whippany, New Jersey 07981

> **Re:** **Pazoo, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 29, 2015**
> **File No. 001-36793**

Dear Mr. Cunic:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your revised disclosure that the increase in authorized shares relates to the financing agreements with Premier Venture Partners LLC, Kodiak Capital Partners, LLC and "certain convertible promissory notes." Please include the information required by Item 11 of Schedule 14A with respect to these financing agreements. See Note A to Schedule 14A.

2. Please include the representations included at the end of our letter dated April 23, 2015 ("Tandy Representations") in your next response letter.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477, Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director